UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of December, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated December 4, 2007	3-4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2007	Cameco Corporation
	By:	/s/ Gary M. S. Chad
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Positions US Operations for Expansion
Saskatoon, Saskatchewan, Canada, December 4, 2007. . . . . . . . . .
Cameco Corporation is implementing a new business name for the uranium mining operations of its wholly owned subsidiaries in Wyoming and Nebraska. Cameco’s subsidiaries, Power Resources, Inc., and Crow Butte Resources, Inc., will conduct business under the name “Cameco Resources.” The change is part of a long-term plan intended to better integrate the US facilities with other Cameco operations around the world and to create a stronger consolidated brand.
Cameco Resources will target overall production increases of 70% from its in situ recovery (ISR) operations at Crow Butte, Nebraska and Smith Ranch-Highland, Wyoming. These operations and related projects combined have over 50 million pounds of proven and probable reserves, with additional resources and exploration potential. The current combined production of Cameco Resources makes it the largest US uranium producer, with production of 2.1 million pounds in the first three quarters of 2007.
“Closer integration within Cameco will benefit our employees, strengthen our operations and provide a solid platform for continued growth,” said Steve Collings, president of Cameco Resources. “We will need to double our workforce to achieve our goals and stronger identification with Cameco, the world’s largest uranium producer, will help us attract and retain the people we need.”
Tim Gitzel, senior vice-president and chief operating officer of Cameco, said the US ISR operations are a critical part of Cameco’s strategy to increase and diversify uranium production.
“Our US operations are well-established, have good relationships with their communities and extensive experience with the regulatory system, which should ease the path toward increased production,” Gitzel said.
Cameco is targeting to increase the combined production at its Crow Butte and Smith Ranch-Highland ISR operations to 4.6 million pounds U3O8 annually by 2011, accounting for a significant component of the company’s 2011 annual production based on Cameco’s previously announced forecast.

Cautionary Note Regarding Forward-looking Statements
The above noted 2011 uranium production forecast for Crow Butte and Smith Ranch-Highland ISR operations is forward-looking information and is based upon the following key assumptions, and is subject to the following material factors that could cause actual results to differ materially:
•	We have assumed that the company’s schedule for bringing additional properties nearby Crow Butte and Smith Ranch-Highland (such as Gas Hills, Reynolds Ranch, Ruth and North Butte) into production is achieved, but that is subject to a number of risks including delays in obtaining regulatory approval or the successful development of new well-fields and satellite ion-exchange plans;

•	We have assumed that the company has sufficient capacity to mill the additional uranium it produces which may, among other things, require the company to successfully increase capacity at its Crow Butte and Smith Ranch mills and successfully restart its idle Highland mill that is located nearby Smith Ranch, and is subject to the risk that it will not be able to increase its milling capacity;

•	We have assumed that extensive refurbishment of existing facilities is not required, but production capacity could be significantly diminished if such refurbishment is required; and

•	We have assumed that Cameco Resources is able to double its work force and retain the necessary contractors in a timely manner in order to achieve the targeted production increases, but actual results could differ significantly if it is unable to do so.

•	We have assumed there is no disruption in planned production due to among other things: an inability to obtain necessary permits and government approvals; natural phenomena, such as fires and floods; labour disputes; litigation or arbitration proceedings; failure to procure required equipment, operating parts and supplies, including reagents, critical to production; equipment failure; unexpected or challenging geological or hydrological conditions; and adverse mining conditions. The company is subject to the risk that any or all of the foregoing will occur, as well as other development or operating risks.
No assurance can be given that the indicated quantities will be produced. Expected future production is inherently uncertain, in particular a production forecast several years in the future, such as above, and which could change materially over time. If actual results differ from the assumptions above, or if any of the material factors identified above occur, the 2011 uranium production forecast for Crow Butte and Smith Ranch-Highland ISR operations may differ materially from the above forecast. Although Cameco believes the assumptions inherent in the forward-looking statement are reasonable, undue reliance should not be placed on this statement, which only applies as of the date of this news release. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as the result of new information, future events or otherwise.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Media inquiries:	Gord Struthers	(306) 956-6593

Investor inquiries:	Rachelle Girard	(306) 956-6403